J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, NY 10179	PIPER JAFFRAY & CO. 800 Nicollet Mall Minneapolis, MN 55402

November 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler/ Johnny Gharib/ Bryan Pitko – Legal
Tabatha Akins/ Lisa Vanjoske – Accounting

Re:	Oxford Immunotec Global PLC
Registration Statement on Form S-1 (File No. 333-191737)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 2,593 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 were distributed during the period from November 8, 2013 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Oxford Immunotec Global PLC for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern time on November 20, 2013, or as soon thereafter as practicable.

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Very truly yours, By: J.P. MORGAN SECURITIES LLC

By:	/s/ John Bertone
Name: John Bertone Title: Vice President

By: PIPER JAFFRAY & CO.

By:	/s/ Vitali Trotsko
Name: Vitali Trotsko Title: Managing Director